Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

McDATA CORPORATION, A DELAWARE CORPORATION, DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO ITS MANAGERS ON OCTOBER 24, 2006.

Managers in the Know Newsflash: New Q&A

For Internal Distribution Only

McDATA Managers,

As part of our efforts to keep Team Members informed about the acquisition, attached is a new Q&A. This document addresses additional questions from Team Members.

As leaders, it’s important for you to communicate regularly with your teams. We encourage you to review the Q&A and address the answers with your Team Members. We will send out a formal notification to all Team Members on Thursday (Oct. 26) letting them know that the Q&A is available.

The new Q&A is attached. It will also be posted in the Deal News Central eRoom on Thursday.

If you or your Team Members have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Answers to Team Member Questions

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, a new Q&A is available on the Deal News Central eRoom. This Q&A addresses more questions submitted to the Speaker Box. In this update, you’ll find answers to these questions:

Q: Has Brocade successfully managed teams from geographically diverse locations?

Q: What McDATA locations does Brocade expect to retain/close?

Q: What are Brocade’s benefit plans like? When can we expect details on Brocade’s programs?

Q: Does Brocade plan to continue our 2007 benefits or will it move us over to its plans?

Q: Do you expect downtime before the acquisition is completed?

Q: Am I allowed to register on the Brocade Web site and start taking Web based training on their products?

Q: Where can I locate my annual maximum accrual for vacation? Is there a way to tell how many hours I’ve accrued to date?

Q: If I’m separated from McDATA, prior to the transaction closing, can I still retain my life insurance coverage?

Q: I relocated my residence at McDATA’s request. My agreement states that I will need to repay a portion of the relocation costs if I leave McDATA prior to one year from the agreement date. Is this agreement still valid and will I be held to this repayment?

Q: Do I need to do anything, take any action or notify anyone related to the required changes of my existing McDATA stock options to Brocade stock options?

Q: Who will manage our stock options after the transaction closes?

Q: Will McDATA host a job fair or sponsor outplacement services for Team Members who may be laid off?

Q: Will Brocade honor McDATA Team Member’s original hire dates?

To view the new Q&A, click here or select the “Deal News Central” link in the eRoom list. If you have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or

investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Posted Oct. 24, 2006

Q: Has Brocade successfully managed teams from geographically diverse locations?

A: Yes. Brocade currently has remote employees across the U.S., EMEA, and APJ. Additionally, they have offices in Kirkland, WA, Houston, TX, and many established entities throughout the international countries.

Q: What McDATA locations does Brocade expect to retain/close?

A: At this point, Brocade is still in the integration planning process and has not determined which locations and employees it will retain after the transaction closes.

Q: What are Brocade’s benefit plans like? When can we expect details on Brocade’s programs?

A: Brocade will communicate complete details about its benefit plans on or immediately after the transaction closes.

Q: Does Brocade plan to continue our 2007 benefits or will it move us over to its plans?

A: We are in the integration planning phase with Brocade, so we do not yet know what Brocade’s specific strategy will be. More details will be made available as the integration plan is finalized. While nothing will change your at-will employment nature, we would expect that additional details will be announced at or within 30 days after the closing of the transaction.

Q: Do you expect downtime before the acquisition is completed?

A: Team Members should be focused on doing their jobs and ensuring that McDATA continues to deliver exceptional service, build quality products, and support co-workers in the ways we have previously.

Q: Am I allowed to register on the Brocade Web site and start taking Web based training on their products?

A: No. McDATA Team Members are not allowed to take training on Brocade products. The transaction has not closed and we will continue to operate as two separate companies in competition with each other until the closing occurs.

Q: Where can I locate my annual maximum accrual for vacation? Is there a way to tell how many hours I’ve accrued to date?

A: Your annual maximum accrual for vacation is as follows:

0 - 1 years of service 80 hours

1 - 5 years of service 120 hours

5 - 6 years of service 128 hours

6 - 7 years of service 136 hours

7 - 8 years of service 144 hours

8 - 9 years of service 152 hours

9+ years of service 160 hours

Note: Once you reach your annual maximum accrual, you’ll no long accrue vacation time until you utilize it.

You can find the number of hours that you have accrued to date in eTIME. If you do not know what your password is to access eTIME, please contact the Payroll Department and they can reset your password. Remember, your user ID is your network login entered in all caps (i.e., TMJ1234).

Q: If I’m separated from McDATA, prior to the transaction closing, can I still retain my life insurance coverage?

A: Yes, a separated Team Member will be offered the opportunity to “convert” his or her basic and supplemental life coverage to a private policy through The Hartford. However, a separated Team Member must complete the appropriate application and return it directly to The Hartford if he or she is interested in converting to private life insurance coverage. If a Team Member separates after the transaction closes, his or her options regarding life insurance coverage will be governed by the terms of the life insurance plan then in place. You can check with The Hartford for details, including the cost of any such coverage.

Q: I relocated my residence at McDATA’s request. My agreement states that I will need to repay a portion of the relocation costs if I leave McDATA prior to one year from the agreement date. Is this agreement still valid and will I be held to this repayment?

A: Your agreement is still valid and in effect and will be assumed by Brocade after the transaction closes. If you voluntarily leave McDATA, you would need to repay a portion of the relocation costs to the company prior to the date as stated in your Relocation Agreement.

Q: Do I need to do anything, take any action or notify anyone related to the required changes of my existing McDATA stock options to Brocade stock options?

A: No. The conversion of McDATA stock options into Brocade stock options will occur automatically once the transaction closes. Brocade will also work with McDATA’s third party administrator.

Q: Who will manage our stock options after the transaction closes?

A: After the transaction closes, you’ll receive information regarding Brocade’s stock option program, including the plan administrator.

Q: Will McDATA host a job fair or sponsor outplacement services for Team Members who may be laid off?

A: No. Any outplacement services will be handled by Brocade after the transaction closes.

Q: Will Brocade honor McDATA Team Member’s original hire dates?

A: Yes. Brocade will be using the dates of service (including original hire dates for employees who joined McDATA through other acquisitions) for all Team Members. Team Members will be given full credit for all years of service for purposes of calculating vacation accrual benefits.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

Brocade has filed with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA have filed with the SEC and will be mailing to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. Investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5676 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5676 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.